RENAISSANCE OIL CORP.

SAN ANTONIO VENTURES INC. CHANGES NAME TO RENAISSANCE OIL CORP.
CONSOLIDATES ITS COMMON SHARES ON A TWO FOR ONE BASIS

HALLIBURTON AGREEMENT SIGNED

September 15, 2014 – Vancouver, BC – Renaissance Oil Corp. (the “Company or Renaissance”) (TSX-V: ROE) is pleased to announce it has received shareholder approval to, among other things, change its name to Renaissance Oil Corp. and consolidate its common shares on a two for one basis (the “Consolidation”). On September 16, 2014 the common shares will trade on a post-Consolidation basis under the new name and symbol “ROE” and the common share purchase warrants will trade under the symbol “ROE.WT”.

The balance of the subscription receipts of the Company, previously issued pursuant to a private placement completed on July 31, 2014, have been converted (the “Conversion”) into 19,166,666 pre-Consolidation common shares and 19,166,666 common share purchase warrants of the Company, and the balance of approximately $2,875,000 has been released to the Company from escrow. Following the Conversion and the Consolidation, the Company has 47,153,469 common shares, 19,166,666 warrants and 3,901,000 stock options outstanding.

Renaissance’s long-term objective is to become a significant participant in the Mexican energy landscape as the country enters into a new era, resulting from legislative changes, allowing direct foreign investment for the first time in 76 years.  Renaissance, with technical and logistical support from Halliburton Energy Services, Inc. (“Halliburton”), will evaluate prospects to invest, develop and/or operate oil and gas exploration, development and/or production activities within Mexico.

To initiate these strategies, Renaissance is pleased to confirm it has completed an agreement with Halliburton Consulting, pursuant to which Renaissance will work with Halliburton to complete a comprehensive evaluation for feasibility and profitability of mature fields, bypassed discoveries and shale prospects in Mexico. This arrangement, which adds significant depth to Renaissance’s evolving technical team, includes petrophysical, geological, geophysical and geochemical analysis, as well as petroleum engineering and project management.

Renaissance looks forward to further engagement with Halliburton as Mexico undergoes this unprecedented reform. The first of a reported five bid rounds open to foreign exploration and production companies is scheduled to occur during the first half of 2015.

The Company has been advised that Craig Steinke holds on a post-consolidated basis 5,229,737 common shares, representing 11.09% of the issued and outstanding 47,153,469 common shares of the Company, 800,000 stock options, representing 20.51% of the outstanding options and 166,666 warrants, representing 0.87% of the outstanding warrants. Mr. Steinke would hold 6,196,403 common shares, representing 12.88% of the then-issued and outstanding shares of the Company on a partially diluted basis, assuming exercise of all convertible securities held by Mr. Steinke. Mr. Steinke has ownership and control over these securities.

The Company has been advised that Ian Telfer holds on a post-consolidated basis 7,938,856 common shares, representing 16.84% of the issued and outstanding 47,153,469 common shares of the Company, 500,000 stock options, representing 12.82% of the outstanding options, 1,520,256 warrants, representing 7.93% of the outstanding warrants, and 181,500 common shares of the Company which are subject to a private call option held by Mr. Telfer.  Mr. Telfer would hold 10,140,612 common shares, representing 20.62% of the then-issued and outstanding shares of the Company on a partially diluted basis, assuming exercise of all convertible securities held by Mr. Telfer. Mr. Telfer has ownership and control over these securities.

The Company has been advised that Casey Capital Strategies, LLC ("CCS"), together with its joint actors, has ownership and control of, on a post-consolidated basis, 6,000,000 common shares, representing 12.72% of the issued and outstanding 47,153,469 common shares of the Company and 4,000,000 warrants, representing 20.87% of the outstanding warrants.  CCS, together with its joint actors, would have ownership and control of 10,000,000 common shares, representing 19.55% of the then-issued and outstanding shares of the Company on a partially diluted basis, assuming exercise of all convertible securities held.

The Company has been advised that the above securities were acquired for investment purposes and that the holders have no present intention to acquire further securities of the Issuer, although they may in the future acquire or dispose of securities of the Issuer, through the market, privately or otherwise, as circumstances or market conditions warrant.

A copy of the early warning reports relating to the above holdings will be available under the Company’s profile on SEDAR at www.sedar.com.

ABOUT RENAISSANCE

Renaissance is in the business of identifying, acquiring and developing a diversified shale and mature field portfolio in Mexico, Spain and other strategic countries, with its present principal focus being the investigation of shale and mature field prospects in Mexico, with Halliburton Energy Services, Inc. In Spain, Renaissance was the successful bidder on various land positions in certain sedimentary basins. The awarding of permits are now at varying stages of processing. Renaissance conducts its Spanish business, through its 40%-owned Spanish subsidiary, Montero Energy Corporation, S.L.

RENAISSANCE OIL CORP.

Per:

Craig Steinke

Chief Executive Officer

For further information contact

Craig Steinke, Chief Executive Officer

Tel: 604-536-3637

Kevin J. Smith

Tel: 403-200-9047

Cautionary Note Regarding Forward-Looking Statements

This news release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to the Consolidation, the change in trading symbol, the Company’s objectives and strategies, its relationship with Halliburton and the timing of the bid rounds. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “aims”, “potential”, “goal”, “objective”, “prospective”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include, but are not limited to, the Company’s inability to receive the required stock exchange approvals to complete the Consolidation.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.